UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

1200 – 1166 Alberni Street,
Vancouver, BC, V6E 3Z3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibit 99.3 to this Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of Western Copper and Gold Corp. (File No. 333-278696).

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Notice-and-Access Notification to Shareholders
99.2	Notice of Annual General and Special Meeting
99.3	Management Information Circular
99.4	Voting Information Form
99.5	Financial Statements Request Form
99.6	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: May 16, 2024	By:	/s/ Sandeep Singh
Sandeep Singh

	Title:	Chief Executive Officer